GALLAGHER RESEARCH CORPORATION
                            12373 East Cornell Avenue
                             Aurora, Colorado  80014
                                 (303) 337-3384

                                ----------------

  INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                        OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement, which is being mailed on or about May 10, 2001 to the holders of record of shares of Common Stock, par value $.001 per share (the "Common Stock") of Gallagher Research Corporation, a Nevada corporation (the "Company"), is being furnished in connection with the designation of certain persons as directors of the Company pursuant to a Stock Purchase Agreement and Plan of Reorganization dated as of May 4, 2001 (the "Agreement"), by and among the Company, Imaginon, Inc., a Delaware corporation ("Imaginon") and Wireless Web Data, Inc., a Delaware corporation and wholly-owned subsidiary of Imaginon ("WWDI"). The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission (the "SEC") thereunder.

     The Agreement provides that at the closing of the transactions contemplated by the Agreement (the "Closing"), Imaginon will sell and transfer to the Company all of the outstanding shares of WWDI common stock, and in exchange, the Company will issue and deliver an aggregate of 20,000,000 shares of the Company's Common Stock (collectively, the "New Shares") to Imaginon and certain of Imaginon's officers and directors. This transaction as contemplated in the Agreement is sometimes referred to below as the "Exchange". NEVADA LAW DOES NOT REQUIRE APPROVAL OF THE EXCHANGE BY THE COMPANY'S SHAREHOLDERS, AND SUCH APPROVAL WILL NOT BE SOUGHT.

     The Exchange is anticipated to be treated as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, and the Company expects to account for its acquisition of WWDI using the purchase method of accounting.

     The Closing is expected to occur on or about May 31, 2001. The Agreement provides that upon the Closing, the current officers and directors will resign from office and be replaced by persons designated by Imaginon.

     Immediately following the Closing, the Company will have issued and outstanding 24,768,000 shares of Common Stock. Imaginon will hold directly an aggregate of 19,080,000 shares, or 77%, of the issued and outstanding shares of Common Stock.


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
     Other than as disclosed in this Information Statement, there is no arrangement or understanding between the Company (or any of its officers or directors) and any other person pursuant to which such person was or is to be selected as a director or officer. The directors and officers are expected to devote their time to the Company's affairs on an "as needed" basis, but will not be required to make any specific portion of their time available to the Company.

     NAME CHANGE. The Agreement also provides that, as soon as reasonably possible after the Closing, a special meeting of the Company's shareholders will be called for the purpose of voting upon a change of the Company's name to "Wireless Web Data, Inc." or another name to be determined.

     WARRANT DISTRIBUTION. Pursuant to the terms of the Agreement, after the Closing, the Company will distribute to certain persons three-year warrants permitting each of such persons to purchase Common Stock of the Company for an exercise price of $.10 per share. It is currently contemplated that Gulfstream Financial Partners, LLC, a consultant to the parties in the Exchange, will receive warrants to purchase an aggregate of 2,452,000 shares of Common Stock, and World Capital Funding, LLC, a consultant who will assist the Company in raising equity funding after the Closing, will receive warrants to purchase an aggregate of 495,360 shares of Common Stock. In addition,certain officers and directors of Imaginon will receive warrants to purchase an aggregate of 1,400,000 shares of Common Stock for an exercise price of $.10 per share. The Common Stock purchasable upon exercise of the warrants will be registered under the Securities Act of 1933, as amended (the "Securities Act"), on an appropriate form.

     ALL INFORMATION SET FORTH IN THIS INFORMATION STATEMENT CONCERNING IMAGINON AND WWDI, RISKS ASSOCIATED WITH WWDI'S BUSINESS, AND WWDI'S PLAN OF OPERATION FOR THE COMPANY FOLLOWING THE EXCHANGE, HAS BEEN PREPARED SOLELY BY IMAGINON AND WWDI. ALL INFORMATION CONCERNING THE COMPANY HAS BEEN PREPARED SOLELY BY THE COMPANY.


                             TERMS OF THE AGREEMENT

     The material terms and conditions of the Agreement are summarized below. For more detailed and complete information concerning the Exchange and related transactions, please refer to the Agreement.

TERMS  OF  THE  EXCHANGE

     Pursuant to the Agreement, the Company will issue the New Shares to Imaginon (WWDI's sole shareholder), in exchange for which Imaginon will transfer to the Company all of the issued and outstanding capital shares of WWDI. As a result of the Exchange, WWDI will become a wholly owned subsidiary of the Company. The Exchange will not cause any change in the Certificate of Incorporation or Bylaws of the Company.


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
     The New Shares will not be registered under the Securities Act, but will be issued in reliance upon an exemption from the Securities Act's registration requirements provided by Section 4(2) of the Securities Act. The Company believes that the exchange of shares contemplated in this Information Statement will be exempt from registration under Section 4(2) of the Securities Act on the basis that it is a transaction not involving a public offering, because:

     (a) the New Shares will be offered solely to a small, identifiable class of persons, namely Imaginon, the sole shareholder of WWDI, and certain of Imaginon's officers and directors (collectively, the "Issuees");

     (b) Each of the Issuees will affirmatively represent to the Company that, among other things, it is taking the New Shares for investment with no current intention of reselling or distributing the New Shares, and that it has sufficient knowledge and experience in business, financial and tax matters to evaluate the risks and merits of exchanging the WWDI shares for the New Shares;

     (c) Each of the Issuees will be given information or access to information about the Company equivalent to what would have been contained in a registration statement filed under the Securities Act, and each Issuee will acknowledge this fact; and

     (d) all of the New Shares issued by the Company will bear a customary form of investment legend restricting transfer, and a stop transfer order will be placed in the transfer records as to all such shares.

     All certificates evidencing the New Shares will bear a customary form of investment legend, and the New Shares may not be sold, pledged, hypothecated or otherwise transferred unless first registered under the Securities Act or pursuant to an available exemption from such registration requirements.

CHANGE  IN  OFFICERS  AND  DIRECTORS

     At the Closing, James A. Newcomb, David M. Schwartz and David A. Caney (the "Designees") will become directors of the Company, and Stephen M. Siedow will cease to be a director or officer. Immediately following the Closing, the Designees will constitute all of the directors of the Company. Upon Closing, James A. Newcomb will serve as President and Chief Financial Officer of the Company, and David A. Caney will serve as Corporate Secretary of the Company.

CONDITIONS  PRECEDENT  TO  CLOSING

     The Company, Imaginon and WWDI are not required to complete the Exchange unless a number of conditions are satisfied by Closing, including the following:
(a) all material consents and authorizations required in connection with the performance of the Agreement have been obtained; (b) neither the Company nor WWDI have experienced any materially adverse changes in operations or financial


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
condition since the date of the Agreement; (c) the representations and warranties of the parties are true and correct, and (d) all covenants of the parties have been fulfilled and all deliveries of documents have been made, as of the Closing.

TERMINATION

     The Agreement may be terminated by any party if the Closing does not occur prior to June 1, 2001, unless extended. In addition, the Agreement may be terminated by the mutual written agreement of the Company, Imaginon and WWDI, and may be terminated by any party if the conditions precedent to the parties' respective obligations were not satisfied, or if the closing of the Exchange becomes inadvisable by reason of the institution of any governmental investigation or any lawsuit or other proceeding.

REPRESENTATIONS  AND  WARRANTIES;  COVENANTS  AND  AGREEMENTS

     The Agreement contains certain representations, warranties, covenants and agreements by the Company, Imaginon and WWDI regarding, among other things, the accuracy and completeness of information supplied in connection with the Exchange. The Agreement, among other things, prohibits the Company from: (i) selling or transferring any of its assets or property; (ii) making any distribution, whether by dividend or otherwise, to any of its stockholders or employees except for compensation to employees and payments to associated companies for goods and services, in the usual and ordinary course of business;
(iii) declaring any dividend or other distribution; (iv) redeeming or otherwise acquiring any shares of its capital stock or other securities; (v) issuing or granting rights to acquire shares of its capital stock or other securities; or
(vi) agreeing to do any of the foregoing things. Unless and until the Agreement is terminated, the Company is also prohibited from engaging in negotiations to acquire any other company or engage in any transaction similar to the Exchange.

EXPENSES

     Each party will bear its own expenses incurred in connection with the Exchange.


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
                    INFORMATION CONCERNING IMAGINON AND WWDI

GENERAL  INFORMATION

     WWDI is a privately held corporation organized under the laws of the State of Delaware in July 2000. WWDI's authorized capital stock consists of 30,000,000 shares of common stock, $.001 par value, of which 6,000,000 shares have been issued and are outstanding, and 10,000,000 shares of preferred stock, $.001 par value, of which no shares are issued or outstanding. All of WWDI's outstanding common stock is held by Imaginon, a publicly-traded information technology company focused on developing and marketing broadband and narrowband network software to businesses and institutions.

WWDI'S  BUSINESS

     WWDI was incorporated in July 2000 as a Delaware subsidiary of Imaginon, to continue the development and commercialization of Internet and intranet database processing software for wireless applications (the "WWDI System"). WWDI's business headquarters are currently located at 1313 Laurel Street, Suite 4, San Carlos, California 94070.

     BACKGROUND

     The number of cellular telephones and personal digital assistants with Internet access is growing rapidly. Finding relevant information on the Internet is a daunting task that requires considerable skill. The WWDI System simplifies this difficult task not only on regular personal computers but on wireless handheld devices as well.

     WWDI'S  SOLUTION

     WWDI intends to address the unsolved requirements of the marketplace through an innovative application of proprietary technology licensed from Imaginon. See "WWDI's Business - Technology." WWDI intends to develop and commercialize new products for use in wireless Web data acquisition, formatting, and delivery. By using the WWDI System, information in all its forms, including text, audio, video and graphics, will be easily located and automatically downloaded to any digital device, even a cell phone. At present, WWDI knows of no other technology, product or service that is fully automated, media-savvy, multi-device compatible, hands free and can allow the user to easily find text, audio, video and graphics on the Internet. It will be a Web-based system that will have a major impact on the way that information is harvested and presented to users.

     The first new development by WWDI in connection with the WWDI System will be the Wireless Data Server Engine. The store and forward capability of this system will allow users to initiate an Internet or intranet data request from their desktop personal computer or cell phone, and then see or hear the results at a later time on their phone or other portable device. Data requests may be for any type of information, from stock reports to movie times, and even audio or video files.


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
     With the WWDI System, there's no need to type cryptic addresses or look through thousands of Web sites or corporate server pages to gather information. The WWDI System knows what to look for based on the context of the user's activity. The WWDI System finds the desired information and then displays it in the format appropriate for the user's device. When the user is interacting with a personal computer, the report is formatted to fit within a Web browser window. When the user is viewing television, the report can scroll below the video, or open a picture-in-picture window. When the user is on a cell phone, the report fits in the display window of the phone, and scrolls up and down. When the user is on his or her wireless handheld device such as a Palm Pilot, the report fits the screen, page by page. WWDI's audio interface means users can request information by voice, and get spoken reports, as well as help, on devices that support voice-initiated commands.

     From the user's point of view, WWDI provides a simple way to get any kind of data from the Web or an intranet; including audio, video, and properly formatted text reports. Internally, the technology employed by WWDI differs from conventional methods in many respects. The areas of differentiation are database construction, user Interface, search method and presentation method.

     Database  Construction

     Most data services build a database of Web sites or intranet server pages by using a software robot that fetches each page's own description of itself. Then, keywords in that description are used to categorize the site. When the user makes a data request based on a key word or phrase, those key words act as indexes into the database. The result is a list of possible Web sites or intranet pages to visit, with those sites' description of themselves included in the list. This method of building the database relies entirely on the veracity of a site's own description, which may be incorrect, or intentionally misleading.

     The WWDI System builds and updates its database by actually visiting Web sites and intranet pages and reading a substantial amount of the actual text on each site. The site's text is then combed for the keywords that verify the subject matter. Additionally, all rich media assets on the site are analyzed, such as graphics, audio and video being noted. This procedure results in a search database that is highly accurate, up to date, with media asset references.

     User  Interface

     Every major data service interfaces with its users via a text window, in which users type the key words or phrase of interest. Text input works well for people who own computers and know how to use them. For the rest of the population, a less complex and friendlier interface is required.


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
     The WWDI System is designed to accept input from a wide range of devices and methods. Cartoons, pictures or icons can be used to initiate searches on devices with limited display space, or on devices that don't have keyboards, such as cell phones. Voice-activated searches, using speech recognition software will also be useful for non-personal computer devices.

     Search  Method

     Major data services and search engines build a list of potential "hits" that match the user's topic of interest by searching only their own database, with no verification that any site in the list still exists, or is actually relevant. The chances are, many of the sites listed are no longer current, and many will be off-topic.

     The WWDI System uses its own database, which is verified at the time it is built, as well as lists from other search engines' databases. Then, each site on the list is actually visited and read to verify it is relevant, before being presented to the user. If the user has requested rich media, such as graphics, audio or video, the presence of those assets on the target sites will also be verified.

     Presentation  Method

     Every major data service and search engine presents its results to the user as a simple list. The list may contain a description of the site, or the first paragraph of text from the site. Typically, the list is ordered from top to bottom according to the likelihood that the site matches the search criteria.

     The WWDI System presents formatted reports to its users. These reports contain the actual reformatted text from the sites, plus rich media assets like graphics, audio and video, if the user requested them. This report building capability is controlled so that the report's format matches the display capability and channel capacity of the target system. This way, a cell phone display can be used effectively. The WWDI System can also build slideshow-style presentations. The slide shows can be simple linear shows, like a Microsoft PowerPoint presentation, or structured. Structured playback, which is unique to the technology licensed from Imaginon, means the user can cause the slide show to branch from one path through the slides to another, by clicking on the display screen.

     WWDI'S  BUSINESS  STRATEGY

     WWDI intends to build its business by providing services and software to businesses and institutions for their own use, and to communications companies that want to offer advanced data services to their subscribers. Businesses and institutions will either buy WWDI software for their own Internet or intranet data servers, or buy turnkey servers already loaded with WWDI software. Communications companies will also have the choice of buying software only, or turnkey WWDI servers. WWDI software and equipment can either be purchased outright, or paid for on a per-use basis, with extended financing provided by WWDI via leasing arrangements.


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
     Management believes that WWDI will have at least three ways to generate revenue: selling WWDI servers or WWDI server software directly to businesses and institutions for their own use, operating WWDI's servers including the WWDI System as an advertiser-supported service, and selling subscriptions to the WWDI data service via cell phone system partners. These three target markets are all part of the rapidly developing multiple device wireless information market.
According to the Yankee Group, there are over 300 million digital wireless device users, mostly cell phones, today. This number is expected to grow to over 1 billion users within the next four years. In the wireless information market, WWDI can either sell turnkey WWDI servers, or partner with industry-leading marketers and digital communications companies. Partners will get a customized version of WWDI Online aimed at their audience and hosted by WWDI's own servers, at zero cost to the partner. In return, WWDI will receive a fee per search, a fee per subscriber, or a percentage of advertising revenues.

     WWDI  Cell  Phone  Data  Service

     By partnering with cell phone system operators, of which there are over 300 in the U.S. alone, WWDI will be able to offer subscriptions to a localized version of WWDI's database, optimized for use on a cell phone or personal digital assistant. Localization based on the radius of coverage of a cell phone operator means creating a WWDI database that is geographically biased to the metropolitan area the cell phone user is presently in. WWDI's icon-driven input capability will provide the cell phone's graphical user interface with a compact means of representing data categories. A search for local restaurants could start with the fork and knife icon, then offer icons for fish, fowl, veggies or meat. WWDI would find and display a keypad-linked list of Web-based results. Then, one touch on the keypad would dial the selected restaurant.

     WWDI  Advertiser  Supported  Data  Service

     WWDI could operate a free service accessible to anyone with a Web browser. This service will become advertiser supported, once traffic reaches the point where that is feasible. The WWDI research reports generated by the service have the potential to become an advertising and delivery medium. To attract partners and advertisers, WWDI's system will be customized for each industry partner to appeal and function optimally for that partner's target audience.

     WWDI  Server  and  Software  Sales

     The WWDI server will be delivered to customers in a turnkey hardware/software bundle. The hardware will be either an Intel-based rack mount unit or a Sun Microsystems rack mount unit. These are industry-standard platforms without any modifications. The software, which will be customized for each customer, runs under either Linux or Windows 2000 Server on the Intel platform, and under Solaris on the Sun platform. The WWDI server software is Java code that spawns a Java client inside either the user's Microsoft Internet Explorer Web browser or the Netscape Navigator Web browser. WWDI also offers its own "Pure Java" browser, which is useful in devices such as set top boxes that have small memories. WWDI's server-side software will download Web content to any Java-enabled handheld device.


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
     Prices for WWDI base server hardware/software bundles will depend on the system data throughput capacity required by the customer. Every WWDI base server accepts expansion modules that can increase capacity to hundreds of thousands of transactions per minute, should the customer need it.

TECHNOLOGY

     The WWDI technology that the WWDI System will initially use was licensed from Imaginon effective as of April 23, 2001. David M. Schwartz and Leonard Kain founded Imaginon in 1996 to develop better ways for businesses and consumers to take advantage of the Internet and personal computers. The Imaginon technology invented by Messrs. Schwartz and Kain is the subject of two United States patents, Patent Nos. 5,905,988 and 5,607,356.

     The  embodiment  of  the  two Imaginon patents licensed for use in the WWDI
System is referred to as Transformational Database Processing and Playback, composed of a set of 14 software tools. In the hands of webmasters and programmers, these tools are used to create new applications and content. New products created with these tools are characterized by seamless real-time access to video, audio, graphics, text, HTML and 3D objects from multiple remote or local databases.

     The  technology  used  in  the  WWDI  System  has  three  components:

-    database  analysis
-    network  synthesis
-    real-time  adaptive  playback

     The source database for the analysis can be any data file or set of data files which may contain multiple classes of data, such as text, graphics, video or audio. In the case of WebZinger, which is currently distributed by Imaginon, the source database is the entire World Wide Web, where allowable data classes are images, movies, audio, text, HTML and Java applets. During database analysis, filters based on selection criteria are used to screen out irrelevant data and accept desirable data. The organization of the data with respect to its position in the database is preserved.

     Network synthesis is the process of creating a "playable" network consisting of data items and decision points. The synthetic network is hierarchical and tree-like in that it has a trunk, branches and leaves. Decision nodes, which are the points within a network where an item resides, or a connection is made to an item in the network, connect the branches to the trunk and the leaves to the branches. The distance from the trunk at which a data item is placed out on a branch is usually determined by its quality of match to the database analysis criteria. The network synthesis process can be entirely automatic or manually guided.


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
     Real-time playback is the part of the technology that most users see. The desired data items selected during database analysis and organized within a synthetic network are played in real time, sequentially and seamlessly. When the synthetic network contains solely digitized film clips, the resulting playback forms an interactive movie. If the network is populated with still images, such as Web pages, playback forms an interactive slide show. A network filled with text pages is a hypertext electronic book, magazine or newspaper. Synthetic networks can be layered one on top of the other, with live cross-references.

     License  Terms

     WWDI's rights to the WWDI System are set forth in the Technology License Agreement by and between Imaginon and WWDI, effective April 23, 2001. The License Agreement grants WWDI an exclusive, worldwide, perpetual right to use, reproduce, modify, distribute directly and indirectly and make deriviative works of the WWDI System for wireless device and wireless Internet applications other than the Internet television applications pursued by Imaginon. WWDI also receives the right to use the names "WebZinger" and "Vizario" in association with products derived from the licensed technology.

     The License Agreement specifically provides that Imaginon continues to own all right, title and interest in and to the licensed technology and has retained the right to use the WWDI System in connection with its Internet television applications. WWDI has the right to modify and further develop the WWDI System, and the License Agreement provides that WWDI will own all right, title and interest in any modifications, improvements or enhancements to the licensed technology that WWDI may make. However, the licensed technology does not include any upgrades, new versions or releases, enhancements or updates to the licensed technology developed by Imaginon, unless Imaginon so agrees.

     The License Agreement sets forth certain other restrictions on WWDI. It provides that WWDI may not reverse assemble, de-compile or reverse engineer the licensed technology except as specifically authorized in writing by Imaginon. WWDI must include an end user license with each copy of a product developed and licensed or sold which includes the licensed technology. The licensed technology may not be marketed, sold, or otherwise conveyed to the United States government or any foreign government without Imaginon's prior written consent. WWDI must provide all customer support for the licensed products.

     WWDI will pay Imaginon an aggregate license fee of $2,000,000 under the License Agreement. The first payment of $500,000 is due and payable upon the delivery by Imaginon of the licensed technology. Thereafter, WWDI will make quarterly payments of $500,000 until the license fees are paid in full. WWDI must also pay all license fees and royalties with respect to any third party proprietary rights and technologies which are required for the exercise of WWDI's rights under the License Agreement, and is solely responsible for all international, federal, state and local sales, use, value-added and excise taxes with respect to the licensed technology and the products derived therefrom. The License Agreement also provides for mutual indemnification and confidentiality.

     The License Agreement provides for termination by either party for cause, immediately upon the occurrence of certain events, including the appointment of a receiver, making of a general assignment for the benefit of creditors or filing for bankruptcy by the non-terminating party, or an uncured default or violation of any covenant, agreement, representation or warranty in any material respect by the non-terminating party. In the event of termination, all end-user licenses will remain in effect and Imaginon will continue to provide maintenance support.

PRODUCT  DEVELOPMENT

     The first product under development for WWDI by Imaginon staff is "Vizario", personal agent software for data acquisition, management and presentation in a wireless network environment, or in a hybrid network combining wireless and wired devices. The product is deployed on a network server. Clients accessing the Vizario server for the first time may be required to accept a small download of software to enable their wireless device or desktop PC. Vizario's graphical user interface (GUI) supports a rich feature set:

-  Web,  Vizario  database,  and  enterprise  LAN  search  capability
-  Easy  customization  of  operations  by  the  user
-  Menu  or  keyword-driven  search  initiation
-  Editing  and/or  deletion  of  stored  search  results
-  Smooth  vertical scrolling display, or page by page display of retrieved data
-  Audio  and  video  playback
-  Linear,  slideshow-like  presentation  of  data  pages
-  Bookmarks  list  for  rapid  access  to  stored,  formatted  data  pages

     To date, a proof of concept of Vizario for use on the Motorola iDEN cell phone has been completed. This proof of concept software runs within the Motorola iDEN Emulator on a Microsoft Windows PC. Operating under a Memorandum of Understanding provided by Motorola and signed by Imaginon, WWDI intends to take further steps outlined in the Memorandum of Understanding, including testing on actual cell phones, and presentations to communications companies intending to use iDEN phones.

     Software development of Vizario for Windows .NET-based communications devices and Symbian Epoch 5-based cell phones is ongoing. Prototype software for the Nokia 9210 Communicator is running within the Symbian Epoch 5 Emulator on a Microsoft Windows PC. Software development for Windows Pocket PC-class devices is ongoing.

     Depending on many factors, including availability of funds and the rate of software development processes, WWDI anticipates that publicly demonstrable Vizario software will be completed within six months, and the first commercially viable version will be available for deployment by operating companies shortly thereafter.

     Under the License Agreement, Imaginon will transfer its ownership and rights in Vizario to WWDI, and WWDI will continue the development of Vizario for wireless device and wireless Internet applications. Any improvements, upgrades or enhancements to the Vizario technology will be owned by WWDI.

SALES  AND  MARKETING

     WWDI's sales and marketing strategy for Vizario will be developed over the next six months, based on feedback from potential customers and users. WWDI intends to seek additional capital to develop and build a sales and marketing organization.

COMPETITION

     In the rapidly evolving wireless Web arena at least six potential competitors have announced that they will soon have products available: Crescent Deviceware of New York City, Ask Jeeves, of Emeryville, California, Inktomi, of Foster City, California, IBM, of Armonk, NY, and AlterEgo, of Redwood City, California. Given the size of the potential marketplace, there may be additional entrants by the end of the year 2001 including other search engine companies and Internet Service Providers. WWDI believes the WWDI System will give it significant competitive advantages versus all of the companies mentioned
above.   Among  these  advantages  are:

-  For  wireless  network  operators  (carriers):
     -  Fast  to  implement
     -  Minimizes  bandwidth  requirements
     -  Good  user  interface,  for  strong  user  acceptance
     -  Ability  to  leverage  WWDI  server  infrastructure  if  desired

-  For  consumers  (especially  business  consumers):
     -  Ease  of  use  (especially  on  small  screens,  at  low  bandwidth)
     -  Cost-effective  data  transmission
     -  Ability  to  deliver  critical  data  types

-  For  content  owners:
     -  Ease  of  deployment  (publishing)  of  content
     -  Intuitive  tools  for  content  creation
     -  Ability  to  leverage  WWDI  server  infrastructure  if  desired

EMPLOYEES

     WWDI currently has no employees. Upon consummation of the Stock Exchange Agreement, WWDI intends to employ the persons set forth below under "Management of the Company - Management and Board of Directors After the Closing". WWDI will also commence efforts to hire additional senior management and employees, including but not limited to a VP of Business Development and an administrative assistant.

WWDI  EXECUTIVE  COMPENSATION

     Upon the Closing of the Exchange, Messrs. Newcomb, Schwartz and Caney will receive warrants to purchase an aggregate of 1,400,000 shares of the Company's Common Stock at an exercise price of $.10 per share in consideration of their efforts in the launch of WWDI. In addition, Messrs. Newcomb, Schwartz and Caney will receive an aggregate of 920,000 shares of the Company out of the 20,000,000 shares to be issued in the Exchange.

PROPERTIES

     WWDI began leasing executive office space from Imaginon in January 2001. This office space, located at 1313 Laurel Street, Suite 4, in San Carlos, occupies approximately 1,200 square feet and is leased on a month to month basis with a monthly payment of $3,990.

LEGAL  PROCEEDINGS

     WWDI  is  not  a  party  to  any  legal  proceedings.

CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     WWDI  has  not  had  any  change  in or disagreements with its accountants.

             WWDI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     As of December 31, 2000, WWDI was in the development stage and accordingly had no revenues. WWDI had a cumulative operating loss through March 31, 2001 of approximately $73,000. Please see "Financial Statements of WWDI". This loss is attributable to start-up and operating costs, including legal and public relations fees.

     Because WWDI is still in the development stage, it has limited working capital and internal financial resources, all of which to date have been provided by Imaginon. WWDI has not yet attempted to seek operating capital from external equity or debt financing or from conventional lenders. Immediately after the Closing, the Company, as the successor to WWDI, intends to seek private investments from third parties. It is currently contemplated that such investments will take the form of preferred stock, with the terms and conditions of such preferred stock to be negotiated between the Company and the investors.

     The independent auditors' report on WDDI's financial statements as of and for the period ended December 31, 2000 includes a paragraph that describes substantial doubt about WDDI's ability to continue as a going concern. Management's plans in regard to the factors promting the explanatory paragraph are described in the notes to the WDDI financial statements.

                        RISKS RELATING TO WWDI'S BUSINESS


LIMITED  OPERATING  HISTORY

     WWDI has only recently been incorporated and organized. Thus, it has an extremely limited operating history on which to base an evaluation of its business and prospects. WWDI's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in rapidly evolving markets such as telecommunications. To address these risks and uncertainties, WWDI must, among other things, obtain, maintain and increase the number of its customers, maintain and enhance its brand, implement and execute its business and marketing strategy successfully, continue to enhance its products and services to meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate qualified personnel. There can be no assurance that WWDI will be successful in accomplishing any or all of these things, and the failure to do so could have a material adverse effect on WWDI's business, results of operations and financial condition.


POTENTIAL  CONFLICTS  OF  INTEREST  WITH  IMAGINON

     WWDI was formed as a wholly-owned subsidiary of Imaginon, The current officers and directors of WWDI, who will also serve as officers and directors of the Company after the Closing, are also officers and directors of Imaginon. As a result, the License Agreement between Imaginon and WWDI, which provides for the licensing of the technology that is the basis for WWDI's planned operations, was not negotiated on an arm's length basis. In addition, the time-based consulting agreements under which certain officers and directors of Imaginon will serve in similar capacities for the Company after the Closing, and the consulting agreement under which Imaginon will provide technical and engineering consulting to the Company after the Closing, will not be negotiated on an arm's length basis. The terms of all of these agreements, as well as any other arrangements that may be entered into between Imaginon and the Company, may not be as favorable to the Company as other agreements negotiated between unrelated parties.

     The officers and directors of the Company after the Closing will also continue to serve as officers and directors of Imaginon, and will not be required to devote any specific portion of their time to the Company's affairs. This could have an adverse effect upon the business and financial condition of the Company.

TERMINATION  OF  THE  LICENSE  AGREEMENT;  RESTRICTIONS  UPON  WWDI  IN  LICENSE
AGREEMENT

     The License Agreement between Imaginon and WWDI provides for early termination upon the occurrence of certain events, including the insolvency of either party or a breach of the License Agreement. Although the License Agreement provides for the continuation of end user licenses and maintenance and support in the event of an early termination, such early termination would have a material adverse effect on the business and financial condition of the Company.

     The License Agreement also contains certain provisions which may restrict the benefits available to WWDI. For example, it provides that the licensed technology does not include any upgrades, new versions or releases, enhancements or updates to the licensed technology which are developed by Imaginon, unless Imaginon so agrees. WWDI may not market, sell or otherwise convey the licensed technology to the United States government or any foreign government without Imaginon's prior written consent. These restrictions could hamper the ability of WWDI to derive revenues from the licensed technology.

MANAGEMENT  OF  POTENTIAL  GROWTH

     WWDI anticipates a period of significant expansion to address its market opportunities. This expansion is expected to place a significant strain on WWDI's management, operational and financial resources. Over the next year or two, WWDI will need to add a number of key managerial, sales, marketing, planning, technical and operations personnel. To manage the expected growth of its operations and personnel, WWDI will be required to improve existing and implement new procedures and controls, and to expand, train and manage its growing employee base. WWDI also will be required to expand its finance, administrative and operations staff. Further, WWDI may be required to enter into relationships with various strategic partners and other third parties necessary to its business. There can be no assurance that WWDI's current and planned personnel, procedures and controls will be adequate to support its future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that management will be able to identify, manage and exploit existing and potential strategic relationships and market opportunities. The failure of WWDI to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

INTRODUCTION  OF  NEW  PRODUCTS

     WWDI's success in the software development business will be heavily dependent upon the timely introduction of successful new products or enhancements of existing products to replace declining revenues from products at the latter stage of a product cycle. Consumer preferences for software products are difficult to predict, and few consumer software products achieve sustained market acceptance. In addition, the process of developing WWDI's software products is extremely complex. A significant delay in the introduction of one or more new products or enhancements could have a material adverse effect on the ultimate success of such products. If revenue from new products or enhancements does not replace declining revenues from existing products, WWDI may experience:

-     lower  operating  revenues
-     lower  net  revenues
-     lower  cash  flows
-     less  liquidity

DEPENDENCE  ON  OTHER  COMPANIES

     WWDI plans to enter into agreements and informal relationships with other software and computer companies under which the companies will use or promote WWDI products. Management of WWDI believes that these arrangements are important to the promotion of its products and the public recognition of its brand and name. However, there is no guarantee that WWDI will be successful in entering into these agreements and relationships. Additionally, these arrangements typically are not exclusive, and may be terminable upon little or no notice. Termination or alteration of these agreements could have any of the following effects on WWDI:

-     limit  or  eliminate  the  market  for  WWDI  products
-     limit  or  eliminate  public  recognition  of  WWDI's  name
-     reduce  revenues
-     lower  cash  flows
-     impair  liquidity

DEPENDENCE  ON  KEY  PERSONNEL

     WWDI's performance will be substantially dependent on the continued services and on the performance of its senior management and other key personnel. WWDI currently has no employees other than Messrs. Newcomb and Caney. These two key individuals are also currently employed by Imaginon. See "Risks Relating to WWDI's Business - Potential Conflicts of Interest With Imaginon". WWDI's performance will also depend on its ability to attract, retain and motivate additional officers and key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on WWDI's business, results of operations and financial condition. WWDI's future success will also depend on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that WWDI will be able to successfully attract, integrate or retain sufficiently qualified personnel. The failure to retain and attract the necessary personnel could have a material adverse effect on WWDI's business, results of operations and financial condition.

INTENSE  COMPETITION

     The market in which WWDI will sell its products is rapidly evolving and intensely competitive, and management expects competition to intensify further in the future. WWDI believes that the principal competitive factors in its market are the consumers willingness to pay for add-on services over the Internet such as a fee for the use of the WWDI System, the desire of cellular telephone companies and Internet operators to build their own wireless data services, the demand for alliances and agreements with cellular telephone companies may exceed the supply thereby pushing prices down, the ability of data and content owners to restrict access to their data and content and relatively low barriers to entry into the relevant markets by search engine companies and others. Certain of WWDI's current and many of its potential competitors have significantly greater financial, marketing, technical and other resources than WWDI. Increased competition may result in reduced operating margins, loss of market share and diminished value in WWDI's brand. There can be no assurance that WWDI will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, WWDI may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition.

RAPID  TECHNOLOGICAL  CHANGE

     The market in which WWDI will compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, WWDI's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of WWDI to adapt to such changes would have a material adverse effect on its business, results of operations and financial condition.

PROTECTION  AND  ENFORCEMENT  OF  INTELLECTUAL  PROPERTY  RIGHTS

     WWDI regards the protection of the licensed patents and its copyrights, service marks, trademarks, trade dress and trade secrets as critical to its future success and relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect its proprietary rights in products and services. WWDI will enter into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with parties with which it conducts business in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by WWDI to protect its intellectual property will prove sufficient to prevent misappropriation of its intellectual property or to deter independent third-party development of similar products.

FUTURE  CAPITAL  NEEDS

     WWDI currently anticipates that its available funds, together with net proceeds from a private placement of preferred stock to be conducted immediately after the consummation of the Exchange, will be sufficient to meet its anticipated needs for working capital, capital expenditures and business expansion through at least the next twelve months. Thereafter, WWDI may need to raise additional funds. WWDI may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of WWDI will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of the Common Stock. There can be no assurance that additional financing will be available, or that if available, will be on terms favorable to WWDI. If adequate funds are not available or are not available on acceptable terms, WWDI may not be able to fund its expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Such inability could have a material adverse effect on WWDI's business, results of operations and financial condition.

COMPETITION  FROM  OTHER  PROVIDERS  OF  INTERNET  PRODUCTS  AND  SOFTWARE

     The markets that WWDI intends to enter for its wireless Internet products and computer software are characterized by intense competition and an increasing number of new market entrants who have developed or are developing potentially competitive products. Further, the cost barriers to these markets are relatively low, which means that WWDI's competitors will range from small companies with limited resources to large, more established companies. Some competitors, regardless of size, have substantially greater financial, technical, marketing, distribution, personnel and other resources. For example, current and future competitors with greater financial resources than WWDI may be able to carry larger inventories, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make higher offers or guarantees to software developers and co-development partners. It is possible that WWDI may not have the resources to withstand these and other competitive forces.

GOVERNMENT  REGULATION

     WWDI is not currently subject to direct regulation by any government agency in the United States, other than general business regulations applicable to conduct businesses generally. Currently there are few laws or regulations regarding access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. These laws or regulations, if adopted, could also limit the growth of the Internet, which could, in turn, decrease the demand for WWDI's proposed products and services and increase its cost of doing business. Inasmuch as the applicability to the Internet of the existing laws governing issues such as property ownership, libel and personal privacy is uncertain, any new legislation or regulation or the application of existing laws and regulations to the Internet could have an adverse effect on WWDI's business and prospects.

LIABILITY  FOR  SERVICES

     Because materials may be downloaded by the online or Internet services operated or facilitated by WWDI and may be subsequently distributed to others, there is a potential that claims will be made against WWDI for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature and content of these materials. These types of claims have been brought, and sometimes successfully pressed, against online service providers. Although WWDI carries general liability insurance, it may not cover potential claims of this type or may not be adequate to indemnify WWDI for all liability that may be imposed. Any impositions of liability or legal defense expenses are not covered by insurance or in excess of insurance coverage could impact WWDI's revenues, cash flow and/or liquidity.

                       INFORMATION CONCERNING THE COMPANY


BUSINESS

     Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to its Annual Report on Form 10-KSB for the year ended December 31, 2000, as filed with the Securities and Exchange Commission and available electronically on EDGAR at www.sec.gov.

DESCRIPTION  OF  SECURITIES

     The Company's Bylaws provide that the directors are elected for one-year terms, until the next annual meeting of stockholders or until their successors are duly elected and qualified.

     The Company's Common Stock is the only class of voting securities outstanding. The holders of Common Stock are entitled to one vote for each share held. The Company's Certificate of Incorporation provides that the affirmative vote of a majority of the votes cast at a shareholders' meeting is sufficient to effect any corporate action upon which shareholders may or must vote. The Common Stock does not carry cumulative voting rights; thus holders of more than 50% of the Common Stock will have the power to elect all directors if they wish and, as a practical matter, to control the Company. Holders of Common Stock are not entitled to preemptive rights, and the Common Stock is not subject to redemption.

     The Company's Bylaws currently provide for a board comprised of one director, who is elected for a one-year term at the annual meeting of stockholders. Immediately after the Closing, the Bylaws will be amended to increase the Board to three directors. The affirmative vote of a simple majority of the outstanding Common Stock is necessary to remove a director. A special meeting of stockholders may be called by the Chairman of the Board, the President, a majority of the Board of Directors, or stockholders owning in the aggregate 10% or more of the Common Stock. Holders of Common Stock are entitled to receive, pro rata, dividends if, when and as declared by the Board of Directors out of funds legally available therefor.

     Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the Company's assets legally available for distribution to its stockholders after payment of liquidation preferences and outstanding redemption rights, if any, on its outstanding preferred stock, and are not subject to further calls or assessments.

                      PRINCIPAL STOCKHOLDERS OF THE COMPANY


     The following tables set forth the beneficial ownership of the Company prior to and immediately following the Closing:

STOCKHOLDINGS  PRIOR  TO  CLOSING

     The following table sets forth, as of the date of this Information Statement, the stock ownership of each executive officer and director of the Company, all directors and executive officers as a group, and each person known by the Company to be a beneficial owner of more than five percent of its issued and outstanding Common Stock. As of such date, the Company had approximately 4,768,000 shares of Common Stock issued and outstanding. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. Except as otherwise noted, no person listed below has any options, warrants, or other rights to acquire additional securities of the Company.

Name and Address                     Amount and Nature     Percent of
Of Beneficial Owner                 of Beneficial Owner      Class
----------------------------------  --------------------  -----------
Stephen M. Siedow                       1,977,056 (1)(2)        41.5%
12373 E. Cornell Avenue
Aurora, CO  80014

John D. Brasher Jr.                     1,932,256 (2)(3)        40.5%
90 Madison Street, St. 707
Denver, CO  80206

All directors and executive             1,977,056 (1)(2)        41.5%
  officers as a group (one person)

___________________________
(1) Mr. Siedow disclaims beneficial ownership of 52,416 shares of Common Stock owned by his wife, Linda M. Siedow, of 64,000 shares of Common Stock held by his wife as custodian for his minor children, and of 32,000 shares of Common Stock held by his daughter.

(2) Includes 223,456 shares of Common Stock held by MNS Eagle Equity Group, Inc., a corporation controlled by Messrs. Siedow and Brasher.

(3) Mr. Brasher disclaims beneficial ownership of 128,000 shares of Common Stock owned by his wife, Lisa K. Brasher. Includes 160,000 shares of Common Stock held by Yakima Corp., a corporation controlled by Mr. Brasher and his wife.

     Despite not having received any compensation and not having otherwise engaged in any transactions involving the acquisition or disposition of assets with the Company, the current officers and directors of the Company may be deemed to be "promoters" and "founders" of the Company.

STOCKHOLDINGS  FOLLOWING  THE  CLOSING

     The table below sets forth the name and address of every person who, following the Closing, will be a director or executive officer of the Company, such directors and executive officers as a group, and other persons who will, to the Company's knowledge, own of record or beneficially more than five percent of its issued and outstanding Common Stock. The following table assumes that the Closing of the Exchange has occurred and gives effect to the issuance of 20,000,000 shares of Common Stock to Imaginon, but does not give effect to the private placement of preferred stock which may occur after the Closing. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. Except as otherwise noted, no person listed below has any options, warrants, or other rights to acquire additional securities of the Company.

Name and Address                      Amount and Nature     Percent of
Of Beneficial Owner                  of Beneficial Owner      Class
-----------------------------------  --------------------  -----------
Imaginon, Inc.                       19,080,000                  77.0%
1313 Laurel Street
San Carlos, CA  94070

Stephen M. Siedow                     1,977,056 (1)(2)            8.0%
12373 E. Cornell Avenue
Aurora, CO  80014

John D. Brasher Jr.                   1,932,256 (2)(3)            7.8%
90 Madison Street, St. 707
Denver, CO  80206

James A. Newcomb                        800,000 (4)               3.2%
1313 Laurel Street
San Carlos, CA  94070

David M. Schwartz                     1,000,000 (5)               3.9%
1313 Laurel Street
San Carlos, CA  94070

David A. Caney                          520,000 (6)               2.1%
1313 Laurel Street
San Carlos, CA  94070


                                       22

Gulfstream Financial Partners, LLC    2,452,000 (7)               9.0%
2401 PGA Blvd. #190
Palm Beach Gardens, FL  33410

All directors and executive           2,320,000 (4)(5)(6)         8.9%
officers as a group (three persons)

___________________________
(1) Mr. Siedow disclaims beneficial ownership of 52,416 shares of Common Stock owned by his wife, Linda M. Siedow, of 64,000 shares of Common Stock held by his wife as custodian for his minor children, and of 32,000 shares of Common Stock held by his daughter.

(2) Includes 223,456 shares of Common Stock held by MNS Eagle Equity Group, Inc., a corporation controlled by Messrs. Siedow and Brasher.

(3) Mr. Brasher disclaims beneficial ownership of 128,000 shares of Common Stock owned by his wife, Lisa K. Brasher. Includes 160,000 shares of Common Stock held by Yakima Corp., a corporation controlled by Mr. Brasher and his wife.

(4) Includes warrants to purchase 500,000 shares of Common Stock, all of which will be exercisable within 60 days after the Closing.

(5) Includes warrants to purchase 600,000 shares of Common Stock, all of which will be exercisable within 60 days after the Closing.

(6) Includes warrants to purchase 300,000 shares of Common Stock, all of which will be exercisable within 60 days after the Closing.

(8) Comprised of warrants to purchase 2,475,000 shares of common stock, all of which will be exercisable within 60 days after the Closing.


     The Company is not aware of any material proceeding to which any of the Designees is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the Designees has:

     (1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and holders of 10% or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC. During 2000, none of the above persons failed to comply on a timely basis with Section 16(a). In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Closing, the Designees each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Securities Exchange Act of 1934.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     At December 31, 2000 and 1999, the Company was indebted to its officers/directors and control stockholders for expenses advanced on behalf of the Company in the amounts of $7,203 and $4,910, respectively. The Company is not indebted to any former officers, directors, promoters or other control persons. The Company has no understanding with its officers, directors or stockholders pursuant to which such persons are required to contribute capital to the Company, loan money or otherwise provide funds to the Company.


                            MANAGEMENT OF THE COMPANY


CURRENT  BOARD  OF  DIRECTORS  AND  MANAGEMENT

     Stephen M. Siedow currently serves as the sole officer (Chief Executive Officer, President and Chief Financial Officer) and Director of the Company. Upon the Closing of the Exchange, Mr. Siedow will resign as a director and the Board of Directors of the Company will be comprised of Messrs. Newcomb, Schwartz and Caney.

     During the year ended December 31, 2000, the Company held no meetings of its Board of Directors; however, the Board acted by means of unanimous written consents in lieu of a meeting when required.

COMMITTEES  OF  THE  BOARD  OF  DIRECTORS

     The Company has no standing audit, nominating or compensation committee. It is contemplated that such committees will be formed after the Closing of the Exchange.

MANAGEMENT  AND  BOARD  OF  DIRECTORS  AFTER  THE  CLOSING

     Neither of the Designees is currently an officer or director of, or holds any position with, the Company. The following table identifies each of the Designees and executive officers of the Company who will take office at the
Closing:

Name               Age   Proposed Position(s) With the Company
-----------------  ---  ----------------------------------------
James A. Newcomb    54  President, Chief Financial Officer and a
                        Director

David A. Caney      53  Corporate Secretary and a Director

David M. Schwartz   52  Director

     The following sets forth certain information pertaining to each of the above persons:

     JAMES A. NEWCOMB. Mr. Newcomb has served as the Chief Financial Officer of Imaginon since November 19, 1999, and as Treasurer and a director of Imaginon since March 7, 2000. Prior to joining Imaginon, he was the Chief Financial Officer of Displaytech, Inc., in Longmont, Colorado, a privately held company that manufactures high resolution micro displays for, among other devices, digital still cameras, camcorder viewfinders, and projection displays for computer monitors and televisions. As Chief Financial Officer, Mr. Newcomb played a key role in implementing the financial aspects of Displaytech's key alliances, both domestically and internationally. Before this, he was with the NASDAQ-listed Fischer Imaging Corporation, in Denver, Colorado, where he served from 1995 through 1998 as Vice President and Chief Financial Officer. A member in good standing of the Financial Executives Institute, Mr. Newcomb was awarded a Masters of Business Administration degree in Finance by the Amos Tuck School at Dartmouth College, Hanover, New Hampshire, in 1970. He received a BA degree in Economics from Beloit College, Beloit, Wisconsin, in 1968.

     DAVID A. CANEY. Mr. Caney has been staff legal counsel at Imaginon since June, 1999. His extensive legal experience includes private law practice in litigation and positions with the District of Columbia as Chief, Office of Contract Administration, for the Department of Public Works, and Administrator of the Building and Land Regulation Administration (Mayoral Appointee). Prior to this, Mr. Caney was Senior Consultant for Hill, International, Inc. Earlier, he was the Staff Director of the Subcommittee on Governmental Activities and Transportation, Committee on Governmental Operations, U.S. House of Representatives. Mr. Caney holds a Bachelor of Architecture and a BS in English, both from Carnegie-Mellon University. He is licensed to practice architecture in the State of Maryland. He received his Juris Doctorate from Antioch School of Law, Washington, D.C. He is a member of the District of Columbia Bar.

     DAVID M. SCHWARTZ. Mr. Schwartz has served as the Chairman, Chief Executive Officer, President and a director of Imaginon since January 1999. He has been principally employed as an officer and director of Imaginon.com, Inc., a wholly-owned subsidiary of Imaginon, since its formation in 1996. From 1992 until 1996, Mr. Schwartz was Vice President of New Media Systems and Technology for Atari Corporation, where he invented GameFilm technology for videogame applications and served as a principal designer of the Atari Jaguar CD peripheral. From 1990 to 1992, Mr. Schwartz was a senior member of the technical staff at Tandy Electronics Research Labs in San Jose, California, where he headed the software team developing the first writable and erasable CD ROM. In 1983, Mr. Schwartz started and led CompuSonics Corporation, which went public in 1984. In 1985, CompuSonics introduced the CompuSonics DSP1000, the first consumer audio recorder for floppy or optical disks. The CompuSonics Video PC Movie-Maker, introduced in 1986, inaugurated real-time digital video recording and editing on desktop computers. Mr. Schwartz earned a Bachelor of Arts in Architecture from Carnegie-Mellon University, after completing a multidisciplinary program in Architecture, Engineering and Computer Science. He also participated in post-graduate studies at Carnegie-Mellon in the School of Industrial Administration.

     None of the above persons has received any compensation from the Company, and there have been no transactions between the Company and any of these persons other than as set forth in this Information Statement.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS


COMPENSATION  OF  EXECUTIVE  OFFICERS

     During the years ended December 31, 2000 and 1999, neither the Company nor its predecessor paid any cash or cash equivalent compensation to any executive officer. The Company has no agreement or understanding, express or implied, with any executive officer concerning employment or compensation for services. After the Closing, the Company will enter into time-based consulting arrangements with certain of its executive officers (who will also continue to serve as officers and directors of Imaginon) for their services, and a consulting agreement with Imaginon for technical and engineering consulting.

EMPLOYEE  INCENTIVE  COMPENSATION  PLANS

     During the years ended December 31, 2000 and 1999, no director or officer of the Company or its predecessor received compensation pursuant to any incentive compensation plan. The Company currently has in place an Employee Stock Compensation Plan and a Compensatory Stock Option Plan. The Company currently has no long-term incentive plans, as that term is defined in the rules and regulations of the Securities and Exchange Commission. Other or replacement plans may be adopted by management after the Closing.

     Employee  Stock  Compensation  Plan

     The Company has adopted the 1997 Employee Stock Compensation Plan of its predecessor for its employees, officers, directors and advisors (the "ESC Plan"). The Company has reserved a maximum of 1,500,000 shares of Common Stock to be issued upon the grant of awards under the ESC Plan. The ESC Plan will be administered by the Board of Directors or a committee of the Board. No shares have been awarded under the ESC Plan.

     Compensatory  Stock  Option  Plan

     The Company has adopted the 1997 Compensatory Stock Option Plan of its predecessor for its employees, officers, directors and advisors (the "CSO Plan"). The Company has reserved a maximum of 1,000,000 shares of Common Stock to be issued upon the exercise of options granted under the CSO Plan. The CSO Plan will not qualify as an "incentive stock option" plan under Section 422 of the Internal Revenue Code of 1986, as amended. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan administrator. No options have been granted under the CSO Plan.

COMPENSATION  OF  DIRECTORS

     The Company has no arrangements in place or currently contemplated for the compensation of Directors for their services as directors or members of any committee of the Board of Directors.

                          FINANCIAL STATEMENTS OF WWDI

     Attached hereto are the following audited financial statements of WWDI as of and for the period ended December 31, 2000 and unaudited interim financial statements as of and for this quarter ended March 31, 2001, as required by Item 310 of Regulation S-B:

     Independent auditors' report . . . . . . . . . . . . . . . .  F-1

     Financial Statements

           Balance Sheets . . . . . . . . . . . . . . . . . . . .  F-2

           Statements  of Operations. . . . . . . . . . . . . . .  F-3

           Statements of shareholder's equity (deficit) . . . . .  F-4

           Statements of Cash Flows . . . . . . . . . . . . . . .  F-5

           Notes to Financial Statements. . . . . . . . . . . . .  F-6

     Unaudited pro forma financial statements will be included with a report on Form 8-K to be filed following consummation of the Exchange.

                             INDEMNIFICATION POLICY

Pursuant to the General Corporation Law of Nevada, the Company's Certificate of Incorporation excludes personal liability on the part of its officers and directors to the Company for monetary damages based upon any violation of their fiduciary duties as such, except as to liability for any acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or for improper payment of dividends. This exclusion of liability does not limit any right which an officer or director may have to be indemnified and does not affect any officer or director's liability under federal or applicable state securities laws. The Company may purchase directors' and officers' insurance.

                         NO STOCKHOLDER ACTION REQUIRED


     This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. The State of Nevada does not require approval of the Exchange by the Company's stockholders, and no vote or other action is being requested of the Company's stockholders.

     Following the Closing of the Exchange, the Company will file a Current Report on Form 8-K with the SEC, reflecting the fact that the Closing has occurred.


May 10,  2001                         The  Board  of  Directors
Denver,  Colorado

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)


                                    CONTENTS


Independent  auditors'  report                                              F-1

Financial  statements:

     Balance  sheets                                                        F-2

     Statements  of  operations                                             F-3

     Statements  of  shareholder's  equity  (deficit)                       F-4

     Statements  of  cash  flows                                            F-5

     Notes  to  financial  statements                                    F-6-13

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

The  Board  of  Directors
Wireless  Web  Data,  Inc.

We have audited the balance sheet of Wireless Web Data, Inc. (a Development Stage Company and wholly-owned subsidiary of ImaginOn, Inc.) as of December 31, 2000, and the related statements of operations, shareholder's equity (deficit) and cash flows for the period from July 17, 2000 (inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wireless Web Data, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the period from July 17, 2000 (inception) through December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the primary activities of the Company to date have been organizational in nature, and the development of its product applications has not been completed and will require significant additional financing. In addition, the Company has been economically dependent on ImaginOn, Inc., and the independent auditors' report on ImaginOn, Inc.'s December 31, 2000 consolidated financial statements includes a paragraph that describes substantial doubt about ImaginOn, Inc.'s ability to continue as a going concern. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


GELFOND  HOCHSTADT  PANGBURN,  P.C.

Denver,  Colorado
May  1,  2001

                               WIRELESS WEB DATA, INC.
                            (A DEVELOPMENT STAGE COMPANY)

                                   BALANCE SHEETS

                  DECEMBER 31, 2000 AND MARCH 31, 2001 (UNAUDITED)


                                       ASSETS


                                                          December 31,    March 31,
                                                              2000          2001
                                                         --------------  -----------
                                                                         (Unaudited)
Current assets:
  Inventory                                              $       2,315   $    2,289
                                                         --------------  -----------

      Total assets (all current)                         $       2,315   $    2,289
                                                         ==============  ===========


                      LIABILITIES AND SHAREHOLDER'S DEFICIT

Current liabilities:
  Payable to Parent (Note 4)                             $      21,318   $   69,448
                                                         --------------  -----------

      Total liabilities (all current)                           21,318   $   69,448
                                                         --------------  -----------

Commitments (Notes 1 and 4)

Shareholder's deficit (Note 6):
  Preferred stock, $0.001 par value; 10,000,000 shares
    authorized; none issued and outstanding                          -            -
  Common stock, $0.001 par value; 30,000,000
    shares authorized; 6,000,000 shares issued and
    outstanding                                                  6,000        6,000
  Deficit accumulated during the development stage             (25,003)     (73,159)
                                                         --------------  -----------

      Total shareholder's deficit                              (19,003)     (67,159)
                                                         --------------  -----------

      Total liabilities and shareholder's deficit        $       2,315   $    2,289
                                                         ==============  ===========

                       See notes to financial statements.

                             WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                 THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)


                                 Period from                     Period from
                                July 17, 2000                   July 17, 2000
                                 (inception)     Three  months   (inception)
                                   through           ended         through
                                  December         March 31,        March
                                  31, 2000           2001          31, 2001
                               ---------------  ---------------  ------------
                                                  (Unaudited)     (Unaudited)
Revenues                                        $           80   $        80
Cost of revenues                                            26            26
                               ---------------  ---------------  ------------

    Gross profit                                            54            54
                               ---------------  ---------------  ------------

Operating expenses (Note 4):
  Research and development     $        5,500           16,500        22,000
  Sales and marketing                                    9,193         9,193
  General and administrative           19,503           22,517        42,020
                               ---------------  ---------------  ------------

    Total operating expenses           25,003           48,210        73,213
                               ---------------  ---------------  ------------

Net loss                       $      (25,003)  $      (48,156)  $   (73,159)
                               ===============  ===============  ============

                       See notes to financial statements.

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)

                                                                 Deficit
                                       Common  stock           accumulated
                                -----------------------------  during  the
                                   Shares         Amount          stage          Total
                                -------------  -------------  -------------  -------------

Issuance of common stock
  to Parent                        6,000,000   $      6,000                  $      6,000

Net loss for the period
  ended December 31, 2000                                     $    (25,003)       (25,003)
                                -------------  -------------  -------------  -------------

Balances, December 31, 2000        6,000,000          6,000        (25,003)       (19,003)

Net loss for the three months
  ended March 31, 2001
  (unaudited)                                                      (48,156)       (48,156)
                                -------------  -------------  -------------  -------------

Balances, March 31, 2001
  (unaudited)                      6,000,000   $      6,000   $    (73,159)  $    (67,159)
                                =============  =============  =============  =============

                       See notes to financial statements.

                                         WIRELESS WEB DATA, INC.
                                      (A DEVELOPMENT STAGE COMPANY)

                                         STATEMENTS OF CASH FLOWS

                                THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                             THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                                     ENDED MARCH 31, 2001 (UNAUDITED)


                                                Period from                               Period from
                                               July 17, 2000                             July 17, 2000
                                                (inception)          Three months         (inception)
                                                  through               ended               through
                                                  December            March 31,              March
                                                  31, 2000               2001               31, 2001
                                             ------------------  --------------------  ------------------
                                                                      (Unaudited)          (Unaudited)
Cash flows from operating activities:
  Net loss                                   $         (25,003)  $           (48,156)  $         (73,159)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Expenses paid by Parent on behalf of
      the Company                                       25,003                48,130              73,133
    Decrease in inventory                                                         26                  26
                                             ------------------  --------------------  ------------------

    Net cash used in operating activities                    -                     -                   -
                                             ------------------  --------------------  ------------------

Cash, beginning and ending                   $               -   $                 -   $               -
                                             ==================  ====================  ==================


Supplemental disclosure of non-cash
investing and financing activities:
  Common stock issued to Parent in
    exchange for inventory (Note 1)          $           2,315                       $             2,315
                                             ==================                      ====================

                       See notes to financial statements.

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)

1.   ORGANIZATION,  GOING  CONCERN  AND  MANAGEMENT'S  PLANS:

     ORGANIZATION:

     Wireless Web Data, Inc., a Delaware corporation ("WDDI" or the "Company") was formed on July 17, 2000 by ImaginOn, Inc., a publicly-held Delaware corporation ("Imaginon" or the "Parent") for the purpose of continuing development and commercialization of Internet and intranet database processing software for wireless applications. Imaginon owns 100% of the Company's issued and outstanding common stock. Imaginon and its subsidiaries, which are located in San Carlos, California, develop, manufacture, and market consumer software and Internet-related products, including broadband Internet television systems. Imaginon also provides Internet connection services to commercial and private users in the San Francisco Bay area.

     In  October  2000,  the  Company  entered into an Assignment Agreement with
       Imaginon, whereby Imaginon assigned all of its right, title and interest in its previously developed WebZinger website and website-related intellectual property, as well as its WebZinger CD-Rom inventory to the Company. The estimated fair value of these assets was $2,315 at the date of transfer, of which the entire $2,315 was allocated to the inventory. In exchange for the assignment and transfer of these assets, the Company issued shares of common stock to Imaginon (Note 6).

     GOING  CONCERN  AND  MANAGEMENT'S  PLANS:

     The Company's financial statements for the period ended December 31, 2000, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company is a development stage company and has a limited operating history. The primary activities of the Company to date have been organizational in nature, and the development of commercial software for wireless applications has not been completed and will require significant additional financing. In addition, there is no assurance that commercially successful products will be developed and that the Company will achieve a profitable level of operations.

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)

1.   ORGANIZATION,  GOING  CONCERN  AND  MANAGEMENT'S  PLANS  (CONTINUED):

     GOING  CONCERN  AND  MANAGEMENT'S  PLANS  (CONTINUED):

     The   Company   has  been  economically  dependent  on  Imaginon,  and  the independent auditors' report on Imaginon's December 31, 2000 consolidated financial statements includes a paragraph that describes substantial doubt about Imaginon's ability to continue as a going concern.

     These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company by unable to continue as a going concern. The Company and Imaginon have developed plans to address the Company's current cash flow concerns as discussed below.

     In April 2001, the Company and Imaginon entered into a letter of intent with Gallagher Research Corporation, a publicly-held Nevada corporation ("GRC"), to proceed with the development and execution of an agreement to exchange shares between the Company and GRC. Pursuant to the terms of the proposed agreement, Imaginon is to sell and transfer to GRC all of the outstanding shares of WWDI common stock owned by Imaginon, and in exchange, GRC is to issue an aggregate of 20,000,000 shares of GRC common stock to Imaginon and certain officers and directors of Imaginon. Immediately following this transaction, GRC is to have 24,768,000 shares of issued and outstanding common stock, and Imaginon is to hold 19,080,000 shares, or 77%, of the issued and outstanding common shares of GRC common stock.

     In April 2001, the Company also entered into a letter of intent with Gulfstream Financial Partners, LLC ("Gulfstream") to proceed with a series of proposed investment transactions. Pursuant to the terms of this letter of intent, Gulfstream, or Gulfstream and other investors, will invest cash in the Company in two phases, which are subject to the successful completion of certain events by the Company. The first phase is to consist of an initial investment of up to $500,000 in exchange for rights to purchase up to 20% of the common stock of the Company.

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)

1.   ORGANIZATION,  GOING  CONCERN  AND  MANAGEMENT'S  PLANS  (CONTINUED):

     GOING  CONCERN  AND  MANAGEMENT'S  PLANS  (CONTINUED):

     Through April 2001, a total of $260,000 (unaudited) has been received from investors by Imaginon, on behalf of the Company. Imaginon received proceeds of $100,000 in March 2001, for which it entered into a 9% promissory note, due on demand (unaudited). In exchange for proceeds of $30,000 (received by Imaginon in April 2001, unaudited), the Company entered into a 15% promissory note, due on demand, no later than May 13, 2001 (Note 6). Additional proceeds of $130,000, received in April 2001 by Imaginon on behalf of the Company, are not evidenced by promissory notes.

     Under the proposed second phase, upon the successful completion of a merger of the Company and GRC, terms of an additional financing are to be negotiated. In consideration for arranging the proposed financing agreement, Gulfstream is to be issued three-year warrants to purchase common stock of the Company at $.10 per share, equal to 9.9% of the Company on a fully diluted basis, subject to registration rights.

2.   SIGNIFICANT  ACCOUNTING  POLICIES:

     UNAUDITED  FINANCIAL  STATEMENTS:

     The balance sheet as of March 31, 2001, and the statements of operations, shareholder's equity (deficit) and cash flows for the three months ended March 31, 2001, and the period from July 17, 2000 (inception) through
       March 31, 2001, have been prepared by the Company without audit. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the three months ended March 31, 2001, and the period from July 17, 2000 (inception) through March 31, 2001, have been made. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the operating results for the full year.

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED):

     USE  OF  ESTIMATES  IN  THE  PREPARATION  OF  FINANCIAL  STATEMENTS:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from these estimates.

     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS:

     The fair value of the Company's payable to Parent is not practicable to estimate due to the related party nature of the underlying transactions.

     INVENTORY:

     Inventory consists of computer software products and is valued at the estimated fair value of the inventory on the date it was assigned and transferred from Imaginon to the Company, which approximates the lower of cost (first-in, first-out) or market value. Inventory costs include product materials.

     REVENUE  RECOGNITION:

     The  Company  has  adopted  the  American  Institute  of  Certified  Public
       Accountants' Statement of Position ("SOP") 97-2, Software Revenue Recognition, which requires companies to defer revenue and profit recognition unless four required criteria of a sale are met. In addition, SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements such as products, upgrades, enhancements, post-contract customer support, installation, or training.

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED):

     COMPREHENSIVE  INCOME:

     Statement  of  Financial  Accounting  Standard  ("SFAS") No. 130, Reporting
       Comprehensive Income, establishes requirements for disclosure of comprehensive income and its components, which include, among other items, unrealized gains or losses from marketable securities and foreign currency translation adjustments that previously were only reported as a component of shareholder's equity. The Company does not have any components of comprehensive income through December 31, 2000, and through the three months ended March 31, 2001 (unaudited).

     RESEARCH  AND  DEVELOPMENT:

     Research  and  development  costs  are  expensed  as  incurred.

     STOCK-BASED  COMPENSATION:

     SFAS No. 123, Accounting for Stock-Based Compensation, defines a fair-value-based method of accounting for stock-based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value.

     The Company accounts for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25") and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED):

     RECENTLY  ISSUED  ACCOUNTING  PRONOUNCEMENTS:

     In  June  1998, the Financial Accounting Standards Board (FASB) issued SFAS
       No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement, as amended, is effective for fiscal years beginning after June 15, 2000. Currently, the Company does not have any derivative financial instruments and does not participate in hedging activities; therefore, management believes SFAS No. 133 will not impact the Company's financial position or results of operations.

     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements. SAB No. 101, as amended by SAB No. 101A and SAB No. 101B, is effective no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB No. 101 provides the Staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The Company believes that it complies with the accounting and disclosure described in SAB No. 101; therefore, management believes that SAB No. 101 will not impact the Company's financial statements.

3.   BUSINESS  RISK:

     The Company is subject to risks and uncertainties common to technology-based companies, including rapid technological change, dependence on principal products and third-party technology, new product introductions and other activities of competitors, dependence on key personnel, and limited operating history.

4.   RELATED  PARTY  TRANSACTIONS:

     LICENSE  AGREEMENT:

     Effective  April  23,  2001,  the Company entered into a Technology License
       Agreement with Imaginon, whereby Imaginon agreed to grant to the Company, subsequent to March 31, 2001, an exclusive world-wide, perpetual right and license, subject to certain limitations, as defined, to use, reproduce, distribute and modify certain licensed technology previously developed by Imaginon, including the WebZinger and Vizario Internet search engine software.

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)

4.   RELATED  PARTY  TRANSACTIONS  (CONTINUED):

     LICENSE  AGREEMENT  (CONTINUED):

     As consideration for this license, the Company has agreed to pay Imaginon total license fees of $2,000,000, payable in installments. The first installment of $500,000 shall be payable upon the delivery by Imaginon of the licensed technology. Thereafter, the Company is to make $500,000 quarterly payments. The Company is also required to pay all license and royalties with respect to any third-party proprietary rights.

     RENTAL  AGREEMENT:

     Through December 31, 2000, a portion of Imaginon's rent expense was allocated to the Company. In January 2001, the Company began utilizing certain office space at Imaginon's corporate offices for which the Company agreed to pay Imaginon, on a month-to-month basis, $3,990 per month. Allocated rent expense for the period ended December 31, 2000 was approximately $700. Rent expense for the three months ended March 31, 2001, was $11,970 (unaudited).

     OTHER  TRANSACTIONS:

     During the period ended December 31, 2000, and the three months ended March
       31, 2001, expenses of the Company were paid on its behalf by Imaginon. During the periods ended December 31, 2000, and March 31, 2001 expenses of $25,003 and $48,210 (unaudited), respectively, were incurred. At December 31, 2000, and March 31, 2001, the Company has an unsecured, non-interest bearing, $21,318 and $69,448 (unaudited) payable to Parent, respectively, which is due on demand.

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)

5.   INCOME  TAXES:

     The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

                            WIRELESS WEB DATA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                    THE PERIOD FROM JULY 17, 2000 (INCEPTION)
                THROUGH DECEMBER 31, 2000, AND THE THREE MONTHS
                        ENDED MARCH 31, 2001 (UNAUDITED)

5.   INCOME  TAXES  (CONTINUED):

     The Company's taxable income or loss is included in Imaginon's consolidated income tax returns. The Imaginon consolidated group did not generate taxable income in 2000. Accordingly, Imaginon has determined that no income tax expense or benefit is to be allocated to the Company, and no provision for income taxes has been reflected in the statements of operations.

6.   SHAREHOLDER'S  EQUITY  (DEFICIT):

     PREFERRED  STOCK:

     The Company has authorized the issuance of up to 10,000,000 shares of preferred stock, in which the designations, preferences, privileges and restrictions of preferred stock issued are to be determined by the Board of Directors. Through March 31, 2001, the Company has not issued any preferred stock.

     COMMON  STOCK:

     During the period ended December 31, 2000, the Company issued 6,000,000 shares of common stock to Imaginon in exchange for the assignment and transfer of inventory, a website, and website-related intellectual property, valued at $2,315, as well as in exchange for expenses of $3,685 incurred by Imaginon on behalf of the Company.

     WARRANTS:

     In connection with a $30,000 promissory note entered into by the Company in April 2001, the Company agreed to issue warrants to the noteholder to purchase up to 30,000 shares of common stock of the Company at $.10 per share.